Canaccord Genuity LLC
Consolidated Statement of Cash Flows

Year Ended March 31, 2021

Operating activities	
Net gain	$ 99,946,662
Items not affecting cash	
Depreciation of fixed assets	1,157,095
Amortization of right of use assets	6,314,753
Amortization of notes receivable	(315,360)
Net changes in operating assets and liabilities:	
Decrease in deposits with clearing organizations and others	116,845
Increase in receivables from clearing organizations	(112,312,837)
Increase in corporate finance and trading receivables	(27,914,829)
Increase in securities owned, at fair value	(10,652,127)
Increase in receivables from affiliates	(10,400,727)
Decrease in other receivables	71,428
Increase in prepaid expenses and other assets	(64,541)
Increase in securities sold, not yet purchased, at fair value	8,200,976
Increase in accounts payable and accruals	13,237,406
Increase in accrued compensation payable	78,295,959
Decrease in payables to affiliates	(2,819,269)
Rent payments	(6,340,289)
Net cash provided by operating activities	36,521,145
Investing activity	
Purchase of fixed assets	(784,570)
Net cash used in investing activity	(784,570)
Financing activity	
Share based awards purchases	(12,750,000)
Share based awards amortization	30,185,176
Dividends paid	(1,296,041)
Net cash provided by financing activity	16,139,135
Net decrease in cash and cash equivalents	51,875,710
Cash and cash equivalents at beginning of year	12,941,541
Cash and cash equivalents at end of year	$ 64,817,251
Supplemental cash flow disclosures	
Cash paid for interest	$ 2,931,784
Cash paid (refund) for income taxes	-

Cash and cash equivalents include restricted cash.